                                                                     Exhibit 8.1
List of Shares Held 2000


                                                             [ARTWORK}













                                                                            BASF

                                              BASF - List of Shares Held 2000  1

CONTENTS



2     I.  FULLY, PROPORTIONALLY AND EQUITY CONSOLIDATED
          SUBSIDIARIES AND AFFILIATES ACCOUNTED FOR IN THE
          CONSOLIDATED FINANCIAL STATEMENTS

          1. FULLY CONSOLIDATED SUBSIDIARIES (PARAGRAPH 290, SECTION 2)

          o       Germany
3         o       Europe (outside Germany)
6         o       North America
7         o       South America
          o       Asia, Pacific Area, Africa

8         2. PROPORTIONALLY CONSOLIDATED SUBSIDIARIES (PARAGRAPH 310)

          o       Germany
9         o       Europe (outside Germany)
          o       North America
          o       Asia, Pacific Area, Africa

          3. EQUITY CONSOLIDATED SUBSIDIARIES (PARAGRAPH 312)

          o       Germany
10        o       Europe (outside Germany)
          o       South America
11        o       Asia, Pacific Area, Africa

          4. EQUITY CONSOLIDATED AFFILIATES (PARAGRAPH 312)

          o       Germany
          o       Europe (outside Germany)
          o       Asia, Pacific Area, Africa

12    II. OTHER SUBSIDIARIES, AFFILIATES AND
          OTHER PARTICIPATING INTERESTS

          1. Non-consolidated minor subsidaries
             (paragraph 296 (2))

          o       Germany
14        o       Europe (outside Germany)
18        o       North America
19        o       South America
          o       Asia, Pacific Area, Africa

22        2. NON-CONSOLIDATED MINOR AFFILIATES
             (PARAGRAPH 311 (2))

          o       Germany
23        o       Europe (outside Germany)
24        o       North America
          o       South America
          o       Asia, Pacific Area, Africa

25        3. PARTICIPATING INTERESTS OF BETWEEN FIRE AND
             20 PERCENT IN MAJOR CORPORATIONS (PARAGRAPH 285,
             NO. 11 OF THE GERMAN COMMERCIAL CODE)

          o       Germany
          o       Europe (outside Germany)
          o       North America

BASF GROUP AND BASF AKTIENGESELLSCHAFT 2000 LIST OF SHARES HELD

Pursuant to Paragraph 313, Section 2 and Paragraph 285, No. 11 of the German Commercial Code

I. FULLY, PROPORTIONALLY AND EQUITY CONSOLIDATED SUBSIDIARIES AND AFFILIATES ACCOUNTED FOR IN THE CONSOLIDATED FINANCIAL STATEMENTS

1.   FULLY CONSOLIDATED SUBSIDIARIES (PARAGRAPH 290, SECTION 2)


Company and Headquarters                             Capital   Of which     Stock-      Earnings   Currency
                                                     Held      BASF AG      holders'    after
                                                                            Equity      Taxes
                                                     (%)       (%)          (Millions)  (Millions) (ISO Code)
                                                     -------   --------     ----------  ----------  ---------

GERMANY

BASF Beteiligungsgesellschaft mbH                    100.0     100.0        2,148.4       15.4        EUR
Ludwigshafen (Rhine)

BASF Coatings AG                                     100.0     100.0          304.6       30.4        EUR
Munster-Hiltrup

BASF Computer Services GmbH                          100.0     100.0           18.5        6.3        EUR
Ludwigshafen (Rhine)

BASF Drucksysteme GmbH                               100.0     100.0           66.8       21.8        EUR
Stuttgart

BASF Generics GmbH                                   100.0                      0.6         *         EUR
Ismaning

BASF Pharma Holding GmbH                             100.0     100.0        1,803.5        0.0        EUR
Ludwigshafen (Rhine)

BASF PharmaChemikalien GmbH & Co. KG                 100.0                     27.9       11.3        EUR
Ludwigshafen (Rhine)

BASF Pigment GmbH                                    100.0     100.0           30.5       17.3        EUR
Ludwigshafen (Rhine)

BASF Schwarzheide GmbH                               100.0     100.0          209.1         *         EUR
Schwarzheide

Chemische Fabrik Wibarco GmbH                        100.0     100.0           14.2        5.0        EUR
Ibbenburen

COMPO GmbH Produktions- und Vertriebsgesellschaft    100.0                     25.6        1.6        EUR
Munster

Dr. Wolman GmbH                                      100.0     100.0            6.2        2.2        EUR
Sinzheim

Elastogran German Group                              100.0                    181.7       80.5        EUR
Lemforde

Includes:
Elastogran GmbH                                      100.0     100.0
Lemforde

Elastogran Schwarzheide GmbH                         100.0
Schwarzheide

Funfte BASF Projektentwicklungsgesellschaft mbH      100.0     100.0           11.7        0.0        EUR
Ludwigshafen (Rhine)

GEWOGE Wohnungsunternehmen der BASF GmbH              97.0      97.0           19.3         *         EUR
Ludwigshafen (Rhine)

Guano-Werke GmbH                                     100.0     100.0        1,958.9       40.5        EUR
Ludwigshafen (Rhine)

* Profit/loss transfer agreement

Company and Headquarters                            Capital    Of which    Stock-       Earnings   Currency
                                                    Held       BASF AG     holders'     after
                                                                           Equity       Taxes
                                                    (%)        (%)         (Millions)   (Millions) (ISO Code)
                                                    -------    --------    ----------   ---------  ----------

Haidkopf GmbH                                       100.0                       0.2         *        EUR
Kassel

Knoll Aktiengesellschaft                            100.0         6.0         402.5         *        EUR
Ludwigshafen (Rhine)

Knoll Deutschland GmbH                              100.0                       2.6         *        EUR
Ludwigshafen (Rhine)

Lupharma GmbH                                       100.0                   1,132.1         *        EUR
Ludwigshafen (Rhine)

LUWOGE Wohnungsunternehmen der BASF GmbH            100.0       100.0          41.7         *        EUR
Ludwigshafen (Rhine)

Transpharm GmbH                                     100.0                     380.1         *        EUR
Ludwigshafen (Rhine)

Ultraform GmbH & Co. KG                             100.0       100.0          33.4       19.9       EUR
Ludwigshafen (Rhine)

Untertage-Speicher-Gesellschaft mbH                 100.0                       1.9        2.2       EUR
Kassel

WINGAS GbR                                           65.0                       0.0         *        EUR
Kassel

WINGAS GmbH                                          65.0                     123.5         *        EUR
Kassel

Wintershall AG                                      100.0       100.0       1,364.6         *        EUR
Kassel

Wintershall Erdgas Beteiligungs-GmbH                100.0                     207.7         *        EUR
Kassel

Wintershall Explorations- und Produktions-          100.0                      46.6                  EUR
Beteiligungsgesellschaft mbH, Kassel

EUROPE (OUTSIDE GERMANY)

BASF (Switzerland) AG                               100.0       100.0          21.8        4.2       CHF
Wadenswil/Au, Switzerland

BASF A/S                                            100.0       100.0          50.0        4.4       DKK
Copenhagen, Denmark

BASF AB                                             100.0       100.0          57.2        12.4      SEK
Gothenburg, Sweden

BASF Agri-Production S.A.S.                         100.0                      52.8        -1.7      EUR
Gravelines, France

BASF Agro B.V.                                      100.0                     886.3         0.0      EUR
Breda, the Netherlands

BASF Agro S.A.S.                                    100.0                      27.9        -3.8      EUR
Tassin-La-Demi-Lune, France

BASF Agro Hellas S.A.                               100.0       100.0       1,982.5      -540.2      GRD
Athens, Greece


* Profit/loss transfer agreement

Company and Headquarters                       Capital         Of which     Stock-      Earnings   Currency
                                               Held            BASF AG      holders'    after
                                                                            Equity      Taxes
                                               (%)             (%)         (Millions)  (Millions)  (ISO Code)
                                               -------         --------    ----------  ----------  ----------


BASF Agro Spa                                  100.0                           -8.0       -9.6        EUR
Pomezia, Italy

BASF Agrochemical Products B.V.                100.0           100.0          318.3        0.0        EUR
Arnhem, the Netherlands

BASF Antwerpen N.V.                            100.0                        1,312.2      162.6        EUR
Antwerp, Belgium

BASF Belgium S.A.                              100.0           100.0           21.2        2.2        EUR
Brussels, Belgium

BASF Coatings Holding B.V.                     100.0                          144.8       22.9        EUR
Maarssenbroek, the Netherlands

BASF Coatings Ltd.                             100.0                            6.4        1.9        GBP
Deeside, United Kingdom

BASF Coatings S.A.                             100.0                           58.7       11.2        EUR
Clermont de l'Oise, France

BASF Coatings Spa                              100.0                           14.1        0.4        EUR
Burago Molgora, MI, Italy

BASF Coatings S.A.                              99.7                           47.5        8.8        EUR
Guadalajara, Spain

BASF Coordination Center N.V.                  100.0            73.4        8,600.2      230.8        EUR
Antwerp, Belgium

BASF Curtex Produtos Quimicos Lda.             100.0                            6.5        0.4        EUR
Porto Codex, Portugal

BASF Curtex S.A.                               100.0                           24.3        6.6        EUR
L'Hospitalet de Llobregat, Spain

BASF Drukinkt B.V.                             100.0                            2.6        0.7        EUR
Doetinchem, the Netherlands

BASF Espanola S.A.                             100.0                          215.3       37.6        EUR
Barcelona, Spain

BASF Finance Europe N.V.                       100.0           100.0            4.2        0.3        EUR
Arnhem, the Netherlands

BASF France S.A.                               100.0           100.0           81.2       18.2        EUR
Levallois Perret Cedex, France

BASF Health & Nutrition A/S                    100.0           100.0          349.0       50.9        DKK
Ballerup, Denmark

BASF Holding Espanola S.L.                     100.0           100.0           21.4        0.0        EUR
Barcelona, Spain

BASF Intertrade AG                             100.0           100.0           76.1       41.6        CHF
Zug, Switzerland

BASF Italia Spa                                100.0            98.8           86.5        4.8        EUR
Cesano Maderno, MI, Italy

BASF Nederland B.V.                            100.0           100.0           71.7        3.0        EUR
Arnhem, the Netherlands

BASF Austria Gesellschaft m.b.H.               100.0           100.0           15.4        2.4        EUR
Vienna, Austria

* Profit/loss transfer agreement

Company and Headquarters                      Capital          Of which    Stock-      Earnings    Currency
                                              Held             BASF AG     holders'    after
                                                                           Equity      Taxes
                                              (%)              (%)         (Millions)  (Millions)  (ISO Code)
                                               -------         --------    ----------  ----------  ----------

BASF Operations B.V.                          100.0                           9.4        -5.8         EUR
Arnhem, the Netherlands

BASF plc                                      100.0                         114.8         1.2         GBP
Wembley, United Kingdom

BASF Portuguesa, Lda.                         100.0             70.5          7.1        -0.1         EUR
Prior Velho, Portugal

BASF Printing Systems Ltd.                    100.0                           4.6        -0.3         GBP
Horsham, United Kingdom

BASF Systemes d'Impression S.A.S.             100.0                          26.9         2.3         EUR
Clermont de l'Oise, France

BASF UK Holdings Limited                      100.0            100.0         30.8           -         GBP
Cheadle, United Kingdom

BASF Vernici e Inchiostri Spa                 100.0                          32.3         1.0         EUR
Cinisello Balsamo, MI, Italy

CNO N.V.                                      100.0                           2.8        -2.0         EUR
Ostend (Zandvoorde), Belgium

Couleurs Paris S.A.                           100.0                           3.5         0.1         EUR
Levallois Perret Cedex, France

Cyanamid Agro S.A./N.V.                       100.0                           8.3        -3.4         EUR
Gembloux, Belgium

Cyanamid Denmark A/S                          100.0                           0.4        -1.7         DKK
Glostrup, Denmark

Cyanamid Hungary Kereskedelmi                 100.0                         717.3      -290.5         HUF
Budapest, Hungary

Cyanamid Russ A/O                             100.0            100.0         -2.3        -4.9         RUB
Moscow, Russia

EBEWE Arzneimittel Ges.m.b.H.                 100.0                          12.8        -7.2         EUR
Unterach a. Attersee, Austria

Elastogran France S.A.                        100.0                           5.0         0.8         EUR
Mitry-Mory, France

Elastogran Italia Spa (ELIT)                  100.0                          30.1         7.8         EUR
Villanova d'Asti, Italy

Elastogran S.A.                               100.0                          12.0         3.2         EUR
Rubi (Barcelona), Spain

Elastogran U.K. Ltd. (EUK)                    100.0                           2.5         0.9         GBP
Alfreton, United Kingdom

Farmagam, Polska Sp.z.o.o.                    100.0            100.0         17.0        -3.4         PLN
Warsaw, Poland

GNR Spa                                       100.0                           4.3         0.9         EUR
Muggio, MI, Italy

Knoll AG                                      100.0                          59.1        17.7         CHF
Liestal, Switzerland

Knoll B.V.                                    100.0                         370.0        -1.6         EUR
Almere, the Netherlands


* Profit/loss transfer agreement

Company and Headquarters                       Capital          Of which     Stock-      Earnings   Currency
                                               Held             BASF AG      holders'    after
                                                                             Equity      Taxes
                                               (%)              (%)         (Millions)  (Millions) (ISO Code)
                                               -------         ---------    ----------  ---------- ----------


Knoll Belgium N.V./S.A.                         100.0                          6.8         1.1        EUR
Brussels, Belgium

Knoll Farmaceutici Spa                          100.0                         48.1         6.8        EUR
Muggio, MI, Italy

Knoll Ltd.                                      100.0                         15.2         5.5        GBP
Nottingham, United Kingdom

Knoll-Bioresearch S.A.                          100.0                         59.3        14.2        CHF
S. Antonino, Switzerland

Laboratoires GNR-Pharma S.A.                    100.0                          1.8        -2.2        EUR
Levallois Perret Cedex, France

Laboratoires Knoll France S.A.                  100.0                         23.8         0.4        EUR
Levallois Perret Cedex, France

Laboratorios Knoll, S.A.                        100.0                         64.1        15.1        EUR
Madrid, Spain

Ravizza Farmaceutici Spa                        100.0                         77.8        23.2        EUR
Muggio, MI, Italy

Societe Fonciere et Industrielle S.A.S.         100.0                          7.1         0.0        EUR
Clermont de L'Oise Cedex, France

Wintershall Holding B.V.                        100.0                         42.5        29.3        EUR
The Hague, the Netherlands

Wintershall Dutch Group                         100.0                         41.6        16.6        EUR

  Includes:
  Wintershall Dubai                             100.0
  Petroleum B.V.
  The Hague, the Netherlands

  Wintershall Nederland B.V.                    100.0
  The Hague, the Netherlands

  Wintershall Nederland                         100.0
  Transport and Trading B.V.
  The Hague, the Netherlands

  Wintershall Noordzee B.V.                     100.0
  The Hague, the Netherlands

  Wintershall Oil AG                            100.0                          3.6         1.9        CHF
  Zug, Switzerland



* Profit/loss transfer agreement

                                             BASF - List of Shares Held 2000 6 7

Company and Headquarters                             Capital   Of which    Stock-      Earnings    Currency
                                                     Held      BASF AG     holders'    after
                                                                           Equity      Taxes
                                                     (%)       (%)         (Millions)  (Millions)  (ISO Code)
                                                     ------    --------    ----------  ----------  ----------

NORTH AMERICA

BASF Pharmaceutical Corporation Group                100.0                    125.9       57.5        USD
Includes:

BASF Pharmaceutical Corporation                      100.0
Mount Olive, New Jersey, USA

Knoll Pharma Inc.                                    100.0
Markham, Ontario, Canada

Knoll Pharmaceutical Company                         100.0
Mount Olive, New Jersey, USA

BASF Bioresearch Corporation                         100.0
Mount Olive, New Jersey, USA

BASFIN Corporation                                   100.0       100.0      1,261.4       -9.1        USD
Mount Olive, New Jersey, USA

BASF Americas Group                                  100.0                  2,015.3     -208.1        USD

Includes:
BASF Americas Corporation                            100.0                  1,255.2        4.5        USD
Mount Olive, New Jersey, USA

BASF Corporation                                     100.0
Mount Olive, New Jersey, USA

ExSeed Genetics LLC                                  100.0
Owensboro, Kentucky, USA

BASF Canada Inc.                                     100.0
Toronto, Ontario, Canada

BASF International Corporation                       100.0
Christiansted, Saint Croix, Canada

BASF Inc.                                            100.0
Toronto, Ontario, Canada

BASF Plant Science Holding Inc. (BPSH)               100.0
Mount Olive, New Jersey, USA

Micro Flo Company                                    100.0
Lakeland, Florida, USA

Thousands Springs Trout Farms                        100.0
Wilmington, Delaware, USA

Tradewinds Chemicals Corporation                     100.0
Mount Olive, New Jersey, USA

BASF de Mexico Group                                 100.0

BASF de Mexico, S.A. de C.V.                         100.0       100.0
Mexico, D.F., Mexico

BASF Mexicana, S.A. de C.,V.                         100.0
Mexico, D.F., Mexico

BASF Pinturas, S.A. de C.,V.                         100.0
Tultitlan, Mexico

Cyanamid Agricola de Mexico, S. de RL de C.V.        100.0
Guadalajara, Jalisco Mexico, Mexico

Quimica Knoll de Mexico, S.A. de C.V.                100.0                    217.1       79.6        MXN
Ciudad de Mexico, D.F., Mexico

* Profit/loss transfer agreement

Company and Headquarters                         Capital      Of which    Stock-       Earnings    Currency
                                                 Held         BASF AG     holders'     after
                                                                          Equity       Taxes
                                                 (%)          (%)         (Millions)   (Millions)  (ISO Code)
                                                  ------      --------    ----------   ----------  ----------

SOUTH AMERICA

BASF Argentina S.A.                               100.0         99.6          31.1        -13.2        ARS
Buenos Aires, Argentina

BASF Barranquilla S.A.                            100.0                        2.6         -6.4        COP
Barranquilla, Colombia

BASF S.A. Group                                   100.0                      953.3         31.5        BRL
Brazil

Includes:
BASF S.A.                                         100.0
Sao Bernardo do Campo, Brazil

BASF Poliuretanos Ltda.                           100.0
Maua, Brazil

BASF Chile S.A.                                   100.0        100.0      18,969        3,505          CLP
Santiago de Chile, Chile

BASF Peruana S.A.                                  99.8         99.8          17.5         12.5        PEN
Lima, Peru

BASF Quimica Colombiana S.A.                      100.0        100.0      51,285      -15,760          COP
Medellin, Colombia

Cyanamid de Costa Rica, S.A.                      100.0        100.0        -989.1     -1,246.8        CRC
San Jose, Costa Rica

Cyanamid Paraguay S.A.                            100.0        100.0     -24,514.5    -19,314.8        PYG
Asuncion, Paraguay

Knoll Argentina S.A.                              100.0                        1.6          0.7        ARS
Buenos Aires, Argentina

Knoll Colombiana S.A.                              88.3                       21.5          9.8        COP
Laboratorio Farmaceutico
Santafe de Bogota, Colombia

Knoll Produtos Quimicos e Farmaceuticos Ltda.     100.0                       36.0         16.9        BRL
Rio de Janeiro, Brazil

Wintershall Energia S.A.                          100.0                      134.5        104.6        ARS
Buenos Aires, Argentina

ASIA, PACIFIC AREA, AFRICA

BASF (China) Company Ltd.                         100.0        100.0         583.5          0.5        CNY
Beijing, China

BASF (Malaysia) Sdn. Bhd.                         100.0                       90.6        -16.0        MYR
Petaling Jaya, Malaysia

BASF (Thai) Ltd.                                  100.0        100.0         174.6        -75.0        THB
Bangkok, Thailand

BASF Agro Kimyevi Madde ve Ilac Tic. Ltd. Sti.    100.0         99.0          -8.6        -10.1        TRL
Istanbul, Turkey

* Profit/loss transfer agreement

                                             BASF - List of Shares Held 2000 8/9

Company and Headquarters                          Capital      Of which     Stock-      Earnings   Currency
                                                  Held         BASF AG      holders'    after
                                                                            Equity      Taxes
                                                  (%)          (%)          (Millions)  (Millions) (ISO Code)
                                                  ------      --------    ----------   ----------  ----------

BASF Australia Group
Includes:
BASF Australia Ltd.                               100.0        100.0          37.6        -12.4       AUD
Melbourne, Victoria, Australia

Cyanamid Agriculture PTY. Ltd.                    100.0
Baulkham Hills, Australia

BASF China Limited                                100.0        100.0         181.6         79.2       HKD
Kowloon, Hong Kong, China

BASF Colorants and Chemicals Co., Ltd.            100.0                      490.0         11.2       CNY
Pudong, Shanghai, China

BASF Company Ltd.                                 100.0                      326.8         43.2       KRW
Seoul, Korea

BASF Dispersions Co., Ltd. (PDC)                   65.0                      616.0        -25.0       JPY
Tokyo, Japan

BASF India Limited                                 50.0         50.0       2,104.2        214.5       INR
Mumbai, India

BASF Japan Ltd. (BJL)                             100.0        100.0      19,449.0      3,778.0       JPY
Tokyo, Japan

BASF Petronas Chemicals Sdn. Bhd.                  60.0         60.0       1,613.2        -80.8       MYR
Petaling Jaya, Malaysia

BASF Philippines, Inc.                            100.0        100.0         370.0       -201.5       PHP
Canlubang, Calamba, Philippines

BASF Services (Malaysia) Sdn. Bhd.                100.0        100.0         245.4         -2.0       MYR
Petaling Jaya, Malaysia

BASF Singapore Pte. Ltd.                          100.0        100.0          11.7          0.7       SGD
Singapore, Singapore

BASF South Africa (Pty.) Ltd.                     100.0        100.0          68.5          6.5       ZAR
Halfway House, South Africa

BASF South East Asia Pte. Ltd.                    100.0        100.0         233.5          9.9       SGD
Singapore, Singapore

BASF Taiwan Ltd.                                  100.0        100.0         278.1        138.4       TWD
Taipei, Taiwan R.O.C.

BASF Trading (Shanghai) Co. Ltd.                  100.0                       -8.1         -2.7       CNY
Shanghai, China

BASF Vitamins Company Ltd.                         98.0         60.0         149.7         -4.7       CNY
Shenyang, China

Chemdal Asia, Ltd.                                100.0                      -84.6       -169.6       THB
Rayong, Thailand

Cyanamid (Japan) Ltd.                             100.0                     -385.0       -626.0       JPY
Tokyo, Japan

Cyanamid Agricultural Products Philippines Inc.   100.0        100.0         384         -112.5       PHP
Makati City, Philippines

Cyanamid Agro Ltd.                                 68.8                       55.1       -602.1       INR
Mumbai, India

* Profit/loss transfer agreement

Company and Headquarters                              Capital   Of which    Stock-      Earnings    Currency
                                                      Held      BASF AG     holders'    after
                                                                            Equity      Taxes
                                                      (%)       (%)         (Millions)  (Millions)  (ISO Code)
                                                      -------   --------    ----------  ----------  ----------

Cyanamid Thailand Ltd.                                100.0                     352.3       -24.6      THB
Bangkok, Thailand

Hokuriku Seiyaku Co., Ltd. (HSC)                       66.7                  40,864.0      -854.0      JPY
Katsuyama-Shi, Fukui, Japan

Knoll Alman Ilac ve Ecza Tic. Ltd. Sti.               100.0                 255,826.0   -85,434.0      TRL
Altunizade, Ueskuedar, Turkey

Knoll Australia Pty. Ltd.                             100.0                       5.7         1.3      AUD
Lane Cove, NSW, Australia

Knoll International Private Ltd.                      100.0                     101.8        96.3      INR
Mumbai, India

Knoll Pharmaceuticals Ltd.                             51.0                   1,327.3       720.1      INR
Mumbai, India

Knoll Pharmaceuticals Ltd.                             56.5                     570.2       116.8      PKR
Karachi, Pakistan

P.T. BASF Indonesia                                    97.0      97.0       206,675.0   872,246.6      IDR
Jakarta, Indonesia

Yangzi-BASF Styrenics Co. Ltd.                         60.0      50.0         1,206.6       183.0      CNY
Nanjing, China



2. Proportionally consolidated affiliates (paragraph 310)

GERMANY

BASF GE Schwarzheide GmbH & Co. KG                     50.0      50.0            10.6         2.0      EUR
Schwarzheide

Wintershall Erdgas Handelshaus GmbH (WIEH)             50.0                       0.1          *       EUR
Berlin


EUROPE (OUTSIDE GERMANY)


ELLBA C.V.                                             50.0                      16.5        26.8      EUR
Rotterdam, the Netherlands

Produits et Engrais Chimiques du Rhin S.A. (Pec Rhin)  50.0      50.0            27.7         5.1      EUR
Ottmarsheim, France

Wintershall Erdgas Handelshaus AG                      50.0                      46.5        45        CHF
Zug, Switzerland


NORTH AMERICA


Polioles, S.A. de C.V.                                 50.0                     731.2        71.5      MXN
Mexico, D.F., Mexico


* Profit/loss transfer agreement

                                           BASF - List of Shares Held 2000 10/11

3. Equity consolidated subsidiaries (paragraph 312)


Company and Headquarters                              Capital   Of which    Stock-      Earnings    Currency
                                                      Held      BASF AG     holders'    after
                                                                            Equity      Taxes
                                                      (%)       (%)         (Millions)  (Millions)  (ISO Code)
                                                      -------   --------    ----------  ----------  ----------

GERMANY

BASF Waren- und Anlagenvertriebs- und                 100.0     100.0           0.1          -          EUR
-leasing Gesellschaft mbH, Ludwigshafen (Rhine)


Lucura Ruckversicherungs GmbH                         100.0     100.0          34.6         4.9         EUR
Ludwigshafen (Rhine)

Sewoge Service- und Wohnungsunternehmen GmbH          100.0     100.0           9.2          -          EUR
Schwarzheide

Wintershall Lenkoran GmbH                             100.0                     3.6          -          EUR
Kassel

Wintershall Wolga Petroleum GmbH                      100.0                    29.7         1           EUR
Kassel


EUROPE (OUTSIDE GERMANY)


BASCOM NL B.V.                                        100.0                     0.9         0.4         EUR
Arnhem, the Netherlands

BASF Coatings Refinish AG                             100.0                     1.7         0.6         CHF
Wadenswil/Au, Switzerland

BASF Coatings Refinish Ltd.                           100.0                     3.2          -          GBP
Didcot, United Kingdom

BASF Coatings Refinish Spa                            100.0                    15.3         0.5         EUR
Burago Molgora, MI, Italy

BASF Sistemas de Impresion, S.A.                      100.0                     3.1        -1.9         EUR
Vilanova del Valles, Spain

Frank Wright Limited                                  100.0                    11.4         0.4         GBP
Ashbourne, United Kingdom

Wintershall Danmark A/S                               100.0                    27.5         4.3         DKK
Copenhagen, Denmark

SOUTH AMERICA

BASF Poliuretanos S.A.                                100.0                     4.5        -0.5         ARS
Buenos Aires, Argentina

BASF Sistemas Graficos Ltda.                          100.0                     3.2        -5.2         BRL
Caieiras, Brazil

BASF Venezolana, S.A.                                 100.0     100.0       5,238.9       576           VEB
Caracas, Venezuela

Isoseguro Corretora de Seguros Ltda.                   99.0                                             BRL
Sao Bernardo do Campo, Brazil

* Profit/loss transfer agreement

Company and Headquarters                            Capital      Of which    Stock-      Earnings   Currency
                                                    Held         BASF AG     holders'    after
                                                                             Equity      Taxes
                                                    (%)          (%)         (Millions)  (Millions) (ISO Code)
                                                    -------      --------    ----------  ----------  ----------

ASIA, PACIFIC AREA, AFRICA

BASF Hua Yuan Nylon Company Ltd.                     90.0         60.0         -33.9       -51.3        CNY
Qinpu County, Shanghai, China

BASF JCIC Neopentylglycol Company Ltd.               60.0         50.0         113.4        -7.5        CNY
Jilin City, China

BASF New Zealand Ltd.                               100.0        100.0           7.1         2.2        NZD
Auckland, New Zealand

BASF Polyurethane Elastomers Ltd.                   100.0                     -827         186          JPY
Tokyo, Japan

BASF Shanghai Coatings Company Ltd.                  60.0                       84.0        15.3        CNY
Shanghai, China

BASF-Sumerbank Turk Kimya Sanayii A.S.              100.0        100.0       2,330.3       390.7        TRL
Dilovasi/Gebze, Turkey



4. Equity consolidated affiliates (paragraph 312)


GERMANY

DyStar Textilfarben GmbH & Co. Deutschland KG*       30.0         30.0         462.7       -35.8        EUR
Frankfurt

Solvin GmbH & Co. KG                                 25.0         25.0         101.2        33.7        EUR
Hanover


EUROPE (OUTSIDE GERMANY)

Basell N.V.*                                         50.0         17.8       3,499.0       -90.9        EUR
Hoofddorp, the Netherlands

Svalof Weibull AB                                    40.0                      579.8         0.3        SEK
Svalof, Sweden

ASIA, PACIFIC AREA, AFRICA

BASF INOAC Polyurethanes, Ltd. (BIP)                 50.0                    3,198.0       154          JPY
Shinshiro-shi, Aichi, Japan

Shanghai Gao Qiao-BASF Dispersions Co. Limited       50.0         40.0         203.9        23.6        RMBY
Shanghai, China


* Including consolidated subsidiaries

                                          BASF - List of Shares Held 2000  12/13

II. OTHER SUBSIDIARIES, AFFILIATES AND OTHER PARTICIPATING INTERESTS

1.  NON-CONSOLIDATED MINOR SUBSIDIARIES (PARAGRAPH 296 (2))


Company and Headquarters                                              Capital   Of which
                                                                      Held      BASF AG
                                                                      (%)       (%)
                                                                      -------   --------
GERMANY

ART-Autolack-Systeme GmbH                                              100.0
Dortmund

Ausbildungsplatzinitiative Pfalz GmbH                                   97.0      96.0
Ludwigshafen (Rhine)

BASF Akquisitions- und Objektverwertungs-                              100.0     100.0
gesellschaft mbH, Ludwigshafen (Rhine)

BASF Biotechnologie Beteiligungs- und                                  100.0     100.0
Verwertungsgesellschaft mbH, Ludwigshafen (Rhine)

BASF Chemikalien GmbH                                                  100.0
Ludwigshafen (Rhine)

BASF ChemTrade GmbH                                                    100.0     100.0
Burgbernheim

BASF Handels- u. Export-GmbH                                           100.0     100.0
Ludwigshafen (Rhine)

BASF Immobilien-Gesellschaft mbH                                       100.0     100.0
Ludwigshafen (Rhine)

BASF Immobilien-Gesellschaft mbH & Co. Pigment KG                      100.0
Ludwigshafen (Rhine)

BASF Immobilien-Gesellschaft mbH & Co. Drucksysteme KG                 100.0
Ludwigshafen (Rhine)

BASF Innovationsfonds GmbH                                             100.0     100.0
Ludwigshafen (Rhine)

BASF Plant Science GmbH                                                 91.0
Ludwigshafen (Rhine)

BASF Plant Science Holding GmbH                                        100.0     100.0
Ludwigshafen (Rhine)

BASF RUS GmbH                                                          100.0     100.0
Ludwigshafen (Rhine)

BASF-LYNX Bioscience AG                                                 51.0
Heidelberg

Dr. Heinrich von Brunck Gedachtnisstiftung fur Werksangehorige          95.0      95.0
der BASF GmbH, Ludwigshafen (Rhine)

Gesellschaft zur Forderung der Lackkunst mbH                           100.0
Munster

Gewerkschaft des konsolidierten Steinkohlenbergwerks Breitenbach GmbH  100.0     100.0
Ludwigshafen (Rhine)

Gewerkschaft Rochling GmbH                                             100.0
Kassel

Glasurit GmbH                                                          100.0
Munster-Hiltrup

Company and Headquarters                                      Capital            Of which
                                                              Held               BASF AG
                                                              (%)                (%)
                                                              -------            --------

Guano-Werke Pensionsverwaltung GmbH                           100.0
Ludwigshafen (Rhine)

Guano-Werke Vermogensverwaltung AG                             99.8
Ludwigshafen (Rhine)

Ink Logistic Management GmbH                                  100.0
Stuttgart

Jamal-Gas-Anbindungsleitung GmbH                              100.0
Kassel

K + E Druckfarben Vertriebsgesellschaft mbH                   100.0
Stuttgart

Knoll Nordmark Arzneimittel Beteiligungs GmbH
Uetersen

LUCARA Immobilienverwaltungs-GmbH                             100.0              100.0
Ludwigshafen (Rhine)

Metanomics GmbH & Co. KGaA                                     80.0
Berlin-Charlottenburg

Metanomics Verwaltungsgesellschaft mbH                        100.0
Berlin-Charlottenburg

PEG Personalentwicklungsgesellschaft mbH                      100.0
Cologne

Projektentwicklungs-GmbH Friesenheimer Insel                  100.0              100.0
Ludwigshafen (Rhine)

R-M Autolacke Vertriebs GmbH                                  100.0
Heusenstamm

S.T.E.P. Personalentwicklungsgesellschaft mbH                 100.0
Ludwigshafen (Rhine)

Sagitta Arzneimittel GmbH                                     100.0
Ludwigshafen (Rhine)

Sechste BASF Chemie-Beteiligungsgesellschaft mbH              100.0              100.0
Ludwigshafen (Rhine)

Sechste BASF Erwerbsgesellschaft mbH                          100.0              100.0
Ludwigshafen (Rhine)

Sechste BASF Finanzbeteiligungsgesellschaft mbH               100.0              100.0
Ludwigshafen (Rhine)

Sechste BASF Projektentwicklungsgesellschaft mbH              100.0              100.0
Ludwigshafen (Rhine)

SGS-Schwarzheider Gastronomie und Service GmbH                100.0
Schwarzheide

SunGene GmbH & Co. KGaA                                        66.0
Gatersleben

SunGene Verwaltungsgesellschaft mbH                           100.0
Gatersleben

Tensid-Chemie Vertriebsgesellschaft mbH                       100.0
Cologne

Ultraform Verwaltungsgesellschaft mbH                         100.0              100.0
Ludwigshafen (Rhine)

                                          BASF - List of Shares Held 2000  14/15

Company and Headquarters                                              Capital    Of which
                                                                      Held       BASF AG
                                                                      (%)        (%)
                                                                     -------     --------

Unterstutzungskasse Nordmark Arzneimittel GmbH                        100.0
Uetersen

Vierte BASF Chemie-Beteiligungsgesellschaft mbH                       100.0      100.0
Ludwigshafen (Rhine)

Vitamultina Pharmazeutische und Nahrungserganzungsprodukte GmbH       100.0      100.0
Ludwigshafen (Rhine)

Wintershall Bank GmbH                                                 100.0
Kassel

Wintershall Oman Explorations- und Produktions GmbH                   100.0
Kassel

Wintershall Vermogensverwaltungsgesellschaft mbH                      100.0
Ludwigshafen (Rhine)

Zweite BASF Immobilien-Gesellschaft mbH                               100.0      95.00
Ludwigshafen (Rhine)

EUROPE (OUTSIDE GERMANY)

ART Autolack-Systeme, S.A.                                             99.7
Guadalajara, Spain

Auto Make-up S.A.R.L.                                                 100.0
Maurepas, France

BASCOM AG                                                             100.0
Wadenswil/Au, Switzerland

BASCOM Belgium N.V.                                                   100.0
Brussels, Belgium

BASCOM France S.N.C.                                                  100.0
Levallois Perret Cedex, France

BASF AS                                                               100.0      100.0
Asker, Norway

BASF Automotive Coatings Services S.A.R.L.                            100.0
Clermont de l'Oise, France

BASF Automotive Coatings Services S.R.O.                              100.0
Bratislava, Slovakia

BASF ChemTrade GmbH                                                   100.0
Vienna, Austria

BASF Coatings Nederland B.V.                                          100.0
Maarssenbroek, the Netherlands

BASF Coatings Refinish GmbH                                           100.0
Eugendorf, Austria

BASF Coatings Refinish Norden AB                                      100.0
Hisings Kaerra, Sweden

BASF Coatings Refinish S.A./N.V.                                      100.0
Brussels, Belgium

BASF Coil Coatings Spa                                                100.0
Caronno Pertusella, VA, Italy

Company and Headquarters                                  Capital                Of which
                                                          Held                   BASF AG
                                                          (%)                    (%)
                                                          -------               --------

BASF Colorants Trading S.A.                               100.0                  100.0
Wadenswil/Au, Switzerland

BASF Computer Services (UK) Ltd.                          100.0
Wilmslow, United Kingdom

BASF Computer Services N.V.                               100.0
Antwerp, Belgium

BASF Container Coatings Systems S.A.S.                    100.0
Clermont de l'Oise, France

BASF Croatia d.o.o.                                       100.0                  100.0
Zagreb, Croatia

BASF Deco France S.A.S.                                   100.0
Clermont de l'Oise, France

BASF Drucksysteme Schweiz GmbH                             95.0
Wadenswil/Au, Switzerland

BASF EOOD                                                 100.0                  100.0
Sofia, Bulgaria

BASF Hungaria Kft.                                        100.0                  100.0
Budapest, Hungary

BASF Interservice Spa                                     100.0
Cesano Maderno, MI, Italy

BASF Ireland Limited                                      100.0                  100.0
Blackrock, Dublin, Ireland

BASF Jugoslavija d.o.o.                                   100.0                  100.0
Belgrade, Yugoslavia

BASF Management Services S.A. (BMS)                        99.9
Barcelona, Spain

BASF MicroCheck Limited                                   100.0                  100.0
Ruddington, United Kingdom

BASF Oy                                                   100.0                  100.0
Helsinki, Finland

BASF Pharma Ltd.                                          100.0                  100.0
London, United Kingdom

BASF Plaques d'Impression S.A.R.L.                        100.0
Chassieu Parc, France

BASF Polska Sp.z o.o.                                     100.0                  100.0
Warsaw, Poland

BASF Printing Systems Ireland Ltd.                        100.0
Blackrock, Ireland

BASF Printing Systems S.A.                                 99.9
Vilvoorde, Belgium

BASF Schou Tryksystemer A/S                               100.0
Vamdrup, Denmark

BASF Slovenija d.o.o.                                     100.0                  100.0
Ljubljana, Slovenia

BASF Slovensko spol. s r.o.                               100.0                  100.0
Bratislava, Slovakia

                                          BASF - List of Shares Held 2000  16/17

Company and Headquarters                                    Capital              Of which
                                                            Held                 BASF AG
                                                            (%)                  (%)
                                                            -------              --------

BASF Sonatrach Propanchem, S.A.                              51.0
Tarragona, Spain

BASF spol. s r.o.                                           100.0                100.0
Prague, Czech Republic

BASF SRL                                                    100.0                100.0
Bucharest, Romania

BASF Structural Resins B.V.                                 100.0                100.0
Arnhem, the Netherlands

BASF Tovarystvo z Obmezenoju Vidpovdal'nistju               100.0                 99.0
Kiev, Ukraine

BASF Trading Chemicals Spa                                  100.0
Cesano Maderno, MI, Italy

BASF Wostok OOO                                             100.0                100.0
Moscow, Russia

BASIS Kemi A/S                                              100.0
Copenhagen, Denmark

Bioresearch S.A.                                            100.0
Madrid, Spain

Boots Galenika d.o.o.                                        51.0
Novi Belgrade, Yugoslavia

Cheadle Colour & Chemicals Limited                          100.0
Cheadle, United Kingdom

Cobane, Agrupacion de Interes Econ                           90.0
Tarragona, Spain

COMPAREX Information Systems Ltd.                           100.0
Cheadle, United Kingdom

Couleurs-Paris S.A.R.L.                                     100.0
Clermont de l'Oise, France

Cyanamid Bulgaria EOOD                                      100.0
Sofia, Bulgaria

Cyanamid C.R.S.R.O.                                         100.0
Prague, Czech Republic

Cyanamid Ireland Limited                                    100.0
Clonee, Ireland

Cyanamid Overseas Corp.                                     100.0
Adliswil, Switzerland

Cyanamid Slowakia                                           100.0
Bratislava, Slovakia

Danochemo (UK) Ltd.                                         100.0
Cheadle, United Kingdom

Elastogran Kemipur Poliuretan System Kft.                    90.0
Solymar, Hungary

Fishburn Printing Ink Company, Ltd.                         100.0
Cheadle, United Kingdom

Frank Wright (Feed Supplements) Limited                     100.0
Ashbourne, United Kingdom

Company and Headquarters                                       Capital           Of which
                                                               Held              BASF AG
                                                               (%)               (%)
                                                               -------           --------

Frank Wright (Transport) Limited                               100.0
Ashbourne, United Kingdom

Frank Wright Feeds (International) Limited                     100.0
Ashbourne, United Kingdom

Gesellschaft mit beschrankter Haftung, Haus am Kai 1,          100.0              19.6
Moscow, Russia

GNR Farma                                                      100.0
Madrid, Spain

GNR-Development Laboratoire Pharmaceutique S.A.S.              100.0
Aubersvilliers, France

Himmoba AG                                                     100.0
Wadenswil/Au, Switzerland

Inmont Limited                                                 100.0
Cheadle, United Kingdom

K + E Druckfarben Handelsgesellschaft m.b.H.                   100.0
Vienna, Austria

Knoll Lakemedel AB                                             100.0
Gothenburg, Sweden

Knoll Lusitana, Lda.                                           100.0
Lisboa Codex, Portugal

Knoll Pharma Ltd.                                              100.0
Nottingham, United Kingdom

Knoll Polska Sp z.o.o                                          100.0
Warsaw, Poland

Knoll Sante Active S.A.                                        100.0
Levallois Perret, France

Knoll spol. s r.o.                                             100.0
Prague-Strasnice, Czech Republic

Knoll spol. s r.o.                                             100.0
Bratislava, Slovakia

Liade S.A.                                                     100.0
Madrid, Spain

Lipogene AB                                                    100.0
Svalof, Sweden

Lufarma Espanola S.L.                                          100.0
Madrid, Spain

Margo Plasticos S.A.                                           100.0
Marinha Grande, Portugal

Minden Farmaceutica, Lda.                                      100.0
Lisboa Codex, Portugal

Nortena de Distribucion S.A.                                   100.0
Molins de Rei (Barcelona), Spain

Organchemie Gesellschaft m.b.H.                                100.0
Vienna, Austria

Plant Science Sverige AB                                        91.0
Svalof, Sweden

                                          BASF - List of Shares Held 2000  18/19

Company and Headquarters                                  Capital               Of which
                                                          Held                  BASF AG
                                                          (%)                   (%)
                                                          -------               --------
R-M Automotive Refinish Limited                           100.0
Enfield, United Kingdom

Rainbow Masterbatch Belgium N.V.                          100.0
Kuurne, Belgium

Schoenenberger Pharma AG                                  100.0
Schonenwerd, Switzerland

Sudco B.V.                                                100.0
Landgraaf, the Netherlands

Svenska Inmont AB                                         100.0
Hisings Kaerra, Sweden

Valentine Limited                                         100.0
Cheadle, United Kingdom

Wintershall Exploracion S.A.                              100.0
Madrid, Spain

Wintershall Gas spol. s r.o.                              100.0
Prague, Czech Republic

Wintershall Nederland Petroleum B.V.                      100.0
The Hague, the Netherlands

Wintershall Noordzee Corporation                          100.0
The Hague, the Netherlands

Wintershall Norge A/S                                     100.0
Asker, Norway

Wintershall Petroleum Iberia S.A.                         100.0
Madrid, Spain

Wintershall Services B.V. (NL)                            100.0
The Hague, the Netherlands

ZAO BASF                                                  100.0                  100.0
Moscow, Russia


NORTH AMERICA

Ahman Realty Corp.                                        100.0
Parsippany, New Jersey, USA

Automotive Refinish Technology, Inc.                      100.0
Dearborn, Michigan, USA

Automotive Refinish Technology, Inc. (ART)                100.0
Toronto, Ontario, Canada

BASF Canada Holdings Inc.                                 100.0
Toronto, Ontario, Canada

BASF Nichiyu Coatings North America                       100.0
Mount Olive, New Jersey, USA

BASF Plant Science LLC                                    100.0
Mount Olive, New Jersey, USA

BASF Properties Inc.                                      100.0
Delaware, USA

Company and Headquarters                                 Capital               Of which
                                                         Held                  BASF AG
                                                         (%)                   (%)
                                                         -------               --------
BASF-Fina Petrochemicals Ltd.                            100.0
Mount Olive, New Jersey, USA

BASF Textile Colours Holding Inc.                        100.0                   100.0
Mount Olive, New Jersey, USA

Bodyshop.Com                                             100.0
Toronto, Ontario, Canada

Bodyshop.Com                                             100.0
USA

DNA Landmarks Inc.                                        81.9
St.-Jean-Sur-Richelieu, Quebec, Canada

Inmobiliaria Candelaria, S.A.                            100.0
Ciudad de Mexico, D.F., Mexico

The Ault & Wiborg Company (Far East)                     100.0
New York, New York, USA

Transpharm Inc.                                          100.0
Mount Olive, New Jersey, USA

SOUTH AMERICA

Aislapol S.A.                                            100.0                   100.0
Santiago de Chile, Chile

Basanil S.A.                                             100.0                   100.0
Buenos Aires, Argentina

BASF Bolivia s.r.l.                                      100.0                    99.1
La Paz, Bolivia

BASF de Costa Rica, S.A.                                 100.0                   100.0
San Jose de Costa Rica, Costa Rica

BASF de El Salvador, S.A. de C.V.                        100.0                   100.0
San Salvador, El Salvador

BASF de Guatemala S.A.                                   100.0                    99.00
Ciudad de Guatemala, Guatemala

BASF de Nicaragua S.A.                                    99.9
Managua, Nicaragua

BASF Dominicana, S.A.                                    100.0                   100.0
Santo Domingo, Dominican Republic

BASF Ecuatoriana S.A.                                    100.0                    99.90
Quito, Ecuador

BASF Panama S.A.                                         100.0                   100.0
Ciudad de Panama, Panama

BASF Paraguaya s.r.l.                                    100.0                    98.0
Asuncion, Paraguay

BASF Uruguaya S.A.                                       100.0                   100.0
Montevideo, Uruguay

Colcolina Ltda.                                          100.0
Santafe de Bogota, Colombia

Company and Headquarters                                  Capital               Of which
                                                          Held                  BASF AG
                                                          (%)                   (%)
                                                          -------               --------
Commercializadora Cyanamid Bolivia Agricola S.A.           100.0                 100.0
Santa Cruz, Bolivia

Cyanamid de Argentina S.A.I.C.                             100.0
Buenos Aires, Argentina

Cyanamid de El Salvador S.R.L.                             100.0                 100.0
Ciudad de Guatemala, Guatemala

Cyanamid de Uruguay S.A.                                   100.0
Montevideo, Uruguay

Cyanamid Dominicana S.A.                                   100.0                 100.0
Santo Domingo, Dominican Republic

Knoll Centroamericana, S.A.                                100.0
Ciudad de Guatemala, Guatemala

Latinoamericana de Farmacos Ltda.                          100.0
Latifarma Ltda., Santafe de Bogota, Colombia

Tintas Graficas S.A.                                        92.5
Santiago de Chile, Chile

Tintas Graficas S.A.                                        92.5
San Luis, Argentina

ASIA, PACIFIC REGION, AFRICA

Art Automotive Refinish Technologies (PTY) Ltd.            100.0
Cape Town, South Africa

BASF Animal Nutrition (Pty.) Ltd.                          100.0
Beaconvale, South Africa

BASF (China) Chemicals Company Ltd.                        100.0
Pudong, Shanghai, China

BASF (Ethiopia) Ltd.                                       100.0                 100.0
Addis Ababa, Ethiopia

BASF (Ghana) Ltd.                                          100.0                 100.0
Accra-North, Ghana

BASF (Nigeria) Ltd.                                        100.0                 100.0
Lagos, Nigeria

BASF Afrique de l'Ouest S.A.R.L.                           100.0                 100.0
Abidjan, Ivory Coast

BASF Agro Ltd.                                             100.0
Seoul, Korea

BASF Angola Produtos Quimicos, Lda.                        100.0                  75.0
Luanda, Angola

BASF Bangladesh Ltd.                                       76.40                  76.4
Dacca, Bangladesh

BASF Chemdyes Sdn. Bhd.                                     51.0                  51.0
Butterworth, Malaysia

BASF Chemicals and Polymers Pakistan (Private) Ltd.        100.0                 100.0
Karachi, Pakistan

Company and Headquarters                                  Capital               Of which
                                                          Held                  BASF AG
                                                          (%)                   (%)
                                                          -------               --------
BASF Coatings (Pty) Ltd.                                    100.0
Gallo Manor, South Africa

BASF Coatings + Inks Hong Kong, Ltd.                        100.0
Fotan, Shatin, N.T., China

BASF Coatings + Inks Philippines Inc.                       100.0
Makati, Metro Manila, Philippines

BASF Coatings Inc.                                          100.0
Makati City, Philippines

BASF Coatings Ltd.                                          100.0
Bangalore, India

BASF Coatings PMB (Pty) Ltd.                                100.0
Gallo Manor, South Africa

BASF Colorants Pte. Ltd.                                    100.0                100.0
Singapore, Singapore

BASF East Africa Ltd.                                        80.0                 80.0
Nairobi, Kenya

BASF East Asia Regional Headquarters Limited                100.0                100.0
Kowloon, Hong Kong, China

BASF FZE                                                    100.0                100.0
Dubai, United Arab Emirates

BASF Headway Polyurethanes (China) Co. Ltd.                  70.0
Panyu Guangdong, China

BASF Headway Polyurethanes (Taiwan) Co. Ltd.                 70.0                 70.0
Hsinchu, Taiwan R.O.C.

BASF Holding (Malaysia) Sdn. Bhd.                           100.0                100.0
Petaling Jaya, Malaysia

BASF Industries Ltd.                                        100.0                100.0
Mumbai, India

BASF Iran AG                                                100.0                100.0
Teheran, Iran

BASF Ltd.                                                   100.0                 99.00
Cairo, Egypt

BASF Maroc S.A.                                             100.0                100.0
Ain Sebaa-Casablanca, Morocco

BASF Neuvet (Pty) Ltd.                                      100.0
Kemton Park, South Africa

BASF Pakistan (Private) Ltd.                                 51.0                 51.0
Karachi, Pakistan

BASF Polyurethanes (Malaysia) Sdn. Bhd.                     100.0
Petaling Jaya, Malaysia

BASF Styrenics Private Ltd.                                  74.0
Mumbai, India

BASF Takeda Vitamins Ltd. (JP)                               66.0
Tokyo, Japan

BASF Textile and Leather Centre Asia Sdn. Bhd.              100.0                100.0
Petaling Jaya, Malaysia

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
BASF Turk Boya ve Kimya Ltd. Sti.                                 100.0           100.0
Tophane-Istanbul, Turkey

BASF Vita Ltd.                                                     60.0            50.0
Bangkok, Thailand

BASF Wattyl Coatings Pty Ltd.                                      51.0
Wetherill Park, Australia

BASF Zaire s.p.r.l.                                               100.0            99.3
Kinshasa, Democratic Republic of Congo (Zaire)

BASF Zimbabwe (Private) Ltd.                                      100.0           100.0
Harare, Zimbabwe

BASF-Finlay (Private) Limited                                      67.0            67.0
Colombo, Sri Lanka

Bell Engineering                                                   50.0
Osaka, Japan

Chunichi Paint                                                     50.0
Nagoya, Japan

Cyanamid (Singapore) Private Ltd.                                 100.0           100.0
Singapore

Cyanamid Agricultural Products Sdh. Bhd.                          100.0           100.0
Petaling Jaya, Malaysia

Cyanamid Cote d'Ivoire S.A.                                       100.0
Abidjan, Ivory Coast

Cyanamid Egypt Ltd.                                               100.0
Cairo, Egypt

Cyanamid of New Zealand Ltd.                                      100.0
Wellington, New Zealand

Cyanamid Zimbabwe (PVT) Ltd.                                      100.0
Workington, Zimbabwe

Hokuriku Hanbai K.K.                                               65.1
Tokyo, Japan

BASF International Chemtrade (China) Co. Ltd.                     100.0
Shanghai, China

Istanbul Poliurethan Sanayi ve Ticaret A.S.                       100.0
Pendik-Istanbul, Turkey

Knoll Japan K.K.                                                  100.0
Tokyo, Japan

Knoll Pharmaceutical Pte. Limited                                 100.0
Singapore, Singapore

Knoll Pharmaceuticals South Africa (Pty) Limited                  100.0
Halfway House, South Africa

Knoll Regional Headquarter Asia Ltd.                              100.0
Pasig City, Metro Manila, Philippines

Kyushu Nissan Paint                                                50.0
Fukuoka, Japan

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
Lenbrook Pharmaceuticals Ltd.                                      51.0
Mumbai, India

Nichiyu Konac                                                       5.0
Yokohama, Japan

Tofuku Shoji K.K.                                                  65.1
Tokyo, Japan


OTHER

Awiag Ltd.                                                        100.0
Valetta, Malta

BASF Spa                                                          100.0           100.0
Hydra, Algeria

Cyanamid Limited (MW)                                             100.0
Lilongwe, Malawi

Cyanamid Zambia Ltd.                                              100.0
Lusaka, Zambia

BASF Styrenics Holding Company*                                    74.0            74.0
Port Louis, Mauritius

* An option to acquire the remaining share in the company exists.


2. NON-EQUITY-CONSOLIDATED MINOR AFFILIATES (PARAGRAPH 311 (2))

GERMANY

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
Aurentum Innovationstechnologien GmbH                              25.2
Mainz

BASF GE Schwarzheide Beteiligungs GmbH                             50.0           50.0
Schwarzheide

CWD Chemiewirtschaftsdatenbanken GmbH                              25.0           25.0
Frankfurt (Main)

CWK Software und Service GmbH                                      27.2
Mannheim

DATASOUND Gesellschaft zur Entwicklung und Vermarktung             29.9
digitaler Audio- und Informationssysteme Ludwigshafen (Rhine)

Deutsche Energy One GmbH                                           37.5
Frankfurt (Main)

DyStar Textilfarben GmbH                                           30.0           30.0
Frankfurt (Main))

Edisen-Electronic GmbH                                             20.0
Lauchhammer

Emsland-Erdolleitung GmbH                                          25.0
Osterwald

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
Erdgasverkaufsgesellschaft mbH                                    28.8
Munster

Gan Grundstucks- und Anlagenverwaltungsgesellschaft
Nordwest mbH                                                      40.0
Ludwigshafen (Rhine)

Gesellschaft fur Wohnungs-, Gewerbe- und Stadtebau
Aktiengesellschaft                                                30.0
Ludwigshafen (Rhine)

Ginger GmbH                                                       22.0            22.0
Ludwigshafen (Rhine)

Heidelberg Innovation GmbH                                        33.0            16.5
Heidelberg

KDG Kommunale Dienste GmbH                                        22.5
Mannheim

KGS Keto-Gulonsaure Produktionsgesellschaft mbH                   33.3            33.3
Krefeld

Netformfive GmbH                                                  20.0
Mannheim

Rheingas Erdgasleitungsgesellschaft mbH i.l.                      50.0            50.0
Hanover

Riemker Grundstucks- und Vermogensverwaltung mbH & Co. KG i.l.    30.6
Bochum

Riemker Grundstucks- und Vermogensverwaltung mbH                  20.0
Bochum

Solvin Europe GmbH                                                25.2            25.2
Hanover

Studiengesellschaft-Erdgas-Sued mbH                               33.0
Stuttgart

Superphosphat-Industrie GmbH i.l.                                 19.8
Hamburg

Wilhelm Worm GmbH                                                 50.0
Frankfurt (Main)

Wirtschaftliche Vereinigung deutscher Versorgungsunternehmen AG   50.0
Frankfurt (Main)

Wirtschaftliche Vereinigung fur Kraftstoffe GmbH                  50.0
Frankfurt (Main)

WV Versicherungsmakler GmbH                                       25.0
Frankfurt (Main)


EUROPE (OUTSIDE GERMANY)

WV Ungarn Handels- und Dienstleistungsgesellschaft mbH            50.0
Budapest, Hungary

Amylogene Handelsbolaget                                          45.5
Svalov, Sweden

BASF Naber S.A.                                                   50.0
Valencia, Spain

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
BASF Poligrafia Polska Sp. z.o.o.                                 50.0
Lodz, Poland

CC-Markets Online Ltd.                                            25.0            25.0
Dublin, Ireland

DSM-BASF Structural Resins v.o.f.                                 40.0
Zwolle, the Netherlands

Elastokam OOO                                                     50.0
Nishnekamsk Promsona, Russia

ELLBA B.V.                                                        50.0
Rotterdam, the Netherlands

Gestio de residus especiales de Catalunya S.A.                    33.3
Tarragona, Spain

Indurisk Ruckversicherungs-GmbH                                   50.0
Luxembourg, Luxembourg

L5C Production B.V.                                               30.0
The Hague, the Netherlands

L8B Production B.V.                                               25.0
The Hague, the Netherlands

N.V. Noordwinning K 13                                            30.3
The Hague, the Netherlands

Noordwinning L8A B.V. Den Haag                                    30.3
The Hague, the Netherlands

Omnexus N.V.                                                      22.0            22.0
Amsterdam, the Netherlands

Severoceska Plynarenska A.S.                                      21.0
Usti Nad Labem, Czech Republic

Societe de participation dans l'Iindustrie et le Transport du     27.2
Petrole
Neuilly-sur-Seine, France

Stredoceska Plynarenska A.S.                                      31.0
Prague, Czech Republic

Wirom Gas S.A.                                                    25.0
Bucharest, Romania

Wolgodeminoil                                                     50.0
Volgograd, Russia


NORTH AMERICA

Aislantes y Acusticos de Monterrey, S.A. de C.V.                  50.0
Santa Catarina, N.L.C.P., Mexico

Rohmid L.L.C.                                                     50.0
Parsippany, New Jersey, USA


SOUTH AMERICA

Tintas Graficas Vencedor S.A.                                     46.2
San Juan de Lurigancho Lima, Peru

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------
ASIA, PACIFIC REGION, AFRICA

BASF AKZO Nobel Automotive OEM Coatings PTY. Limited              50.0
Victoria, Australia

BASF Kanoo Gulf FZE                                               49.0
Dubai, United Arab Emirates

BASF Kanoo Gulf LLC                                               49.0            49.0
Dubai, United Arab Emirates

BASF Nichiyu Coatings R+D Co., Ltd. (BNC)                         50.0
Tokyo, Japan

BASF NOF Coatings Co., Ltd. (JP)                                  50.0
Tokyo, Japan

BASF Tunisie S.A.                                                 49.0            49.0
Megrine, Tunisia

BASF-YPC Company Ltd. (CN)                                        50.0            10.0
Nanjing, China

CSJ K.K.                                                          50.0
Tokyo, Japan

ELLBA Eastern (Pte) Ltd.                                          50.0
Singapore, Singapore

Idemitsu BASF Company Limited (IBC)                               50.0            50.0
Tokyo, Japan

Kartal Kimya San. Ve Tic.                                         25.1            25.1
Istanbul, Turkey

MCB Corporation                                                   50.0
Yokkaichi, Mie, Japan

Nisso BASF Agro Co., Ltd. (NBL)                                   45.0            45.0
Tokyo, Japan

P.T. Dharma Ardha Forma                                           50.0            50.0
Jakarta, Indonesia

Pigment Manufacturers of Australia Ltd. i.l.                      50.0
Laverton, Australia

Shanghai Gao Qiao-BASF Latex Company Limited                      50.0            40.0
Pudong, Shanghai, China

Vitacolor Industries, Inc.                                        40.0            40.0
Makati, Metro Manila, Philippines

Yasar BASF Automotive Coatings Company Ltds.                      50.0
Izmir, Turkey

3. PARTICIPATING INTEREST OF BETWEEN FIVE AND 20 PERCENT IN MAJOR CORPORATIONS (PARAGRAPH 285, NO 11 OF THE GERMAN COMMERCIAL CODE)

Company and Headquarters                                         Capital        Of which
                                                                 Held           BASF AG
                                                                 (%)            (%)
                                                                 -------        --------

DEUTSCHLAND

VNG-Verbundnetz Gas AG                                            15.8
Leipzig

RIGK Gesellschaft zur Ruckfuhrung industrieller und               16.0
gewerblicher Kunststoffverpackung mbH, Wiesbaden

K + S Aktiengesellschaft                                          16.7
Kassel


EUROPE (OUTSIDE GERMANY)

Elemica Holding Ltd.                                               9.0
Dublin, Ireland

Publisher:
BASF Aktiengesellschaft
Central Department Communications
67056 Ludwigshafen
Germany






















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